UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 061

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck Puerto Rico Employee Savings and Security Plan
Index to Financial Statements and Supplemental Schedule

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Merck Puerto Rico Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 29, 2010

Merck Puerto Rico Employee Savings and Security Plan
Statements of Net Assets Available for Benefits

	December 31,

	2009	2008

Assets
Investments
Investments, at fair value	$41,039,592	$30,687,505
Participant loans	1,873,586	2,037,119

Total investments	42,913,178	32,724,624

Receivables
Employer contribution	20,508	77,405
Participant contributions	67,740	253,721
Other receivables	15,547	27,531
Accrued interest and dividends	197,659	187,894

Total receivables	301,454	546,551

Cash and cash equivalents	36,331	38,498

Total assets	$43,250,963	$33,309,673

Liabilities
Other payables	17,166	33,939

Net assets available for benefits	$43,233,797	$33,275,734

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$7,446,262
Dividends and interest	1,134,220

Net investment income	8,580,482

Contributions to the Plan
By participants	3,614,882
By employer	1,086,704

Total contributions	4,701,586

Transfers in	155,872

Total additions	13,437,940

Deductions from net assets attributed to
Benefits paid to participants	(3,479,877)

Total deductions	(3,479,877)

Net increase	9,958,063

Net assets available for benefits
Beginning of year	33,275,734

End of year	$43,233,797

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of the Plan

The following description of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Ltd., Merck Sharp & Dohme de Puerto Rico Inc., Merck Puerto Rico Holdings Inc. and Merck Sharp & Dohme (IA) Corp. Puerto Rico Branch (the “Companies”) to become stockholders of Merck & Co., Inc. (“Merck”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

Participants direct the investment of their contributions into any mutual fund investment option as well as Merck common stock. Through April 21, 2009, the Plan offered 17 registered investment companies (mutual funds), 1 common/collective trust, and 2 separately managed accounts. On April 22, 2009, the investment options changed resulting in the Plan offering 6 registered investment companies (mutual funds), 4 common/collective trusts, and 12 separately managed accounts.

The Plan is administered in part by the Employee Benefits Committee appointed by the President of the Companies and in part by management committees appointed by the Compensation and Benefits Committee of the Board of Directors of Merck. All costs of administering the Plan are borne by the Companies.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made. Company matching contributions are invested according to a participant’s elections.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2009 and 2008

Participant Loans

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As of December 31, 2009, the Plan adopted new guidance for investments in certain entities that calculate net asset value per share. The guidance permits, as a practical expedient, using net asset value to determine the fair value of certain investments and requires new disclosures for such investments. The adoption of this guidance had no impact on the statement of net assets available for benefits or the statement of changes in net assets available for benefits of the Plan.

All investments are recorded at fair value in the accompanying financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Other receivables consist of proceeds receivable for investment securities sold with a settlement date after year end, in a separately managed account. Other payables represent amounts due for investment securities purchased with a settlement date after year end and accrued management expenses, in a separately managed account. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Recently Issued Accounting Standards

In January, 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2009 and 2008

amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits.

Contributions

Employee and Companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Transfer of Assets to/from Other Plans

Companies’ employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department (the “PRTD”) or by the U.S. Internal Revenue Service (the “IRS”). Newly hired employees are allowed to transfer their savings from former employer plans to the Plan.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2009 and 2008

significant judgment or estimation. The Plan’s Level 3 assets include participant loans.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Within the Plan, investments are recorded at fair value, as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Companies.

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value.

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2009 and 2008

	December 31, 2009

		Fair Value Measurements Using

	Carrying Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$2,547,539	$2,547,539	$—	$—	$2,547,539
US Small/Mid Cap Equity	2,952,956	2,952,956			2,952,956
Non-US Equity	4,961,628	4,961,628			4,961,628
Fixed Income	2,188,262	2,188,262			2,188,262
Cash and Short Term Investments	3,603,193	3,603,193			3,603,193
Common Collective Trusts
US Large Cap Equity	3,525,980		3,525,980		3,525,980
US Small/Mid Cap Equity	509,799		509,799		509,799
Non-US Equity	573,571		573,571		573,571
Fixed Income	366,277		366,277		366,277
Cash and Short Term Investments	20,611		20,611		20,611
Target-date Funds

Merck Common Stock	19,006,537	19,006,537			19,006,537

Other common stocks
U.S. Small Cap Equities	783,239	783,239			783,239

Total Investments	$41,039,592	$36,043,354	$4,996,238	$—	$41,039,592

Participant loans	$1,873,586	$—	$—	$1,873,586	$1,873,586

	December 31, 2008

		Fair Value Measurements Using

	Carrying Value	Quoted Prices In Active Markets for Identical Asets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments

Registered investment companies (mutual funds)	$13,630,769	$13,630,769	$—	$—	$13,630,769

Common/collective trusts	1,451,698	—	1,451,698	—	1,451,698

Merck common stock	15,041,650	15,041,650	—	—	15,041,650

Other common stocks	563,388	563,388	—	—	563,388

Total Investments	$30,687,505	$29,235,807	$1,451,698	$—	$30,687,505

Participant loans	$2,037,119	$—	$—	$2,037,119	$2,037,119

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2009 and 2008

Level 3 Valuation Techniques:

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 investment securities at December 31, 2009 include participant loans. These securities were valued at amortized cost, which approximates fair value.

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value using significant unobservable inputs (Level 3):

	Year Ending December 31, 2009

	Beginning Balance January 1	Net Transfers In to (Out of) Level 3 (1)	Loan withdrawals, Principal repayments, Interest, Net	Ending Balance December 31

Participant loans	$2,037,119	$—	$(163,533)	$1,873,586

Total	$2,037,119	$—	$(163,533)	$1,873,586

(1)	Transfers in and out of Level 3 are deemed to occur at the beginning of the quarter in which the transaction takes place.

4.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,

	2009	2008

Merck Common Stock	$19,006,537	$15,041,650
Fidelity Institutional Money Market Portfolio	3,603,193	3,346,700
Columbia Acorn Fund, Class Z	2,952,956	1,908,346
American Funds EuroPacific Growth Fund, Class A	2,642,527	1,705,870
T. Rowe Price Blue Chip Growth Fund	2,547,539	1,575,019

	$30,752,752	$23,577,585

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,446,262 as follows:

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2009 and 2008

December 31 2009

Registered investment companies (mutual funds)	$3,076,286
Common/collective trusts	968,200
Merck Common Stock	3,247,441
Other common stocks	154,335

$7,446,262

5.	Related Party Transactions

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments in the registered investment companies (mutual funds) managed by Fidelity was $5,403,762 and $7,018,258 at December 31, 2009, and December 31, 2008, respectively.

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments in the Merck common stock was $19,006,537 and $15,041,650 at December 31, 2009, and December 31, 2008, respectively.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

7.	Tax Status

The Plan obtained a tax determination letter from the PRTD dated February 18, 1998, indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the receipt of the determination letters, however, the Plan sponsor and legal counsel believe that the Plan is designed and currently operates in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

Merck & Co., Inc.	Merck Common Stock	520,157	**	$19,006,537
AIRCASTLE LTD	Common Stock	322.024	**	3,204
A.D.A.M. INC	Common Stock	37.495	**	157
ABM INDUSTRIES INC	Common Stock	214.309	**	4,428
AEP INDUSTRIES INC	Common Stock	4.072	**	156
ATP OIL & GAS CORP	Common Stock	291.629	**	5,331
ATC TECHNOLOGY CORP	Common Stock	124.632	**	2,972
ACCELRYS INC	Common Stock	194.811	**	1,116
ACCESS NATIONAL CORP	Common Stock	68.066	**	402
ACTEL CORP	Common Stock	187.359	**	2,226
ADAMS RESOURCES AND
ENERG	Common Stock	7.335	**	162
ADAPTEC INC	Common Stock	930.631	**	3,118
ADVANCE AMER CASH ADV CTR	Common Stock	348.019	**	1,935
AIR T INC	Common Stock	4.014	**	38
ALAMO GROUP INC	Common Stock	51.050	**	876
ALASKA AIR GROUP INC	Common Stock	262.290	**	9,065
ALLIANCE FINANCIAL CORP	Common Stock	5.944	**	163
ALLOY INC	Common Stock	81.562	**	635
AMCON DISTRIBUTING CO	Common Stock	4.107	**	267
AMEDISYS INC	Common Stock	193.637	**	9,403
AMERICAN EQY INVT LIFE HL	Common Stock	263.757	**	1,962
AMERICAN INDEPENDENCE	Common Stock	55.157	**	251
AMERICAN ORIENT BIOENGINE	Common Stock	294.504	**	1,369
AMKOR TECHNOLOGY INC	Common Stock	566.124	**	4,053
ANDERSONS INC	Common Stock	136.719	**	3,542
ANIKA THERAPEUTICS INC	Common Stock	78.042	**	594
ANN TAYLOR STORES CORP	Common Stock	258.359	**	3,524
APOGEE ENTERPRISES INC	Common Stock	146.401	**	2,050
APPLIED MICRO CIRCUITS CO	Common Stock	468.250	**	3,498
ARK RESTAURANTS CORP	Common Stock	23.471	**	345
ARRIS GROUP INC	Common Stock	575.630	**	6,578
ASTORIA FINANCIAL CORP	Common Stock	64.546	**	802
ASTRO MED INC	Common Stock	22.298	**	168
AVIS BUDGET GROUP	Common Stock	271.092	**	3,557
BGC PARTNERS INC CL A	Common Stock	99.923	**	462
BNC BANCORP	Common Stock	23.113	**	173

		Subtotal		$19,085,119

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

BANK HAWAII CORP	Common Stock	26.992	**	$1,270
BARNES & NOBLE	Common Stock	225.910	**	4,308
BARRY (RG)	Common Stock	65.719	**	565
BLACK BOX CORPORATION	Common Stock	155.144	**	4,406
BOB EVANS FARMS INC	Common Stock	224.736	**	6,506
BOOKS-A-MILLION INC	Common Stock	52.810	**	355
BROOKLINE BANCORP INC	Common Stock	47.019	**	466
BUCKEYE TECH INC	Common Stock	290.456	**	2,835
BUILD A BEAR WORKSHOP INC	Common Stock	128.505	**	628
C & F FINANCIAL CORP	Common Stock	16.078	**	306
CBL & ASSOC PPTYS INC	Common Stock	52.264	**	508
CDI CORP	Common Stock	90.499	**	1,172
CEC ENTERTAINMENT INC	Common Stock	172.513	**	5,507
CKE RESTAURANT INC	Common Stock	366.737	**	3,103
CPI CORP	Common Stock	38.727	**	476
CSS INDUSTRIES INC	Common Stock	44.008	**	856
CRA INTERNATIONAL INC	Common Stock	86.256	**	2,299
CSG SYSTEMS INTL INC	Common Stock	247.269	**	4,720
CSP INC	Common Stock	2.200	**	8
CABELAS INC	Common Stock	299.844	**	4,276
CACI INTL INC CL A	Common Stock	66.893	**	3,268
CALAMOS ASSET MGMT CL A	Common Stock	125.571	**	1,448
CAMBREX CORP	Common Stock	222.507	**	1,242
CAPITAL SR LIVING CORP	Common Stock	152.768	**	767
CARROLS RESTAURANT GROUP	Common Stock	77.455	**	548
CASH AMERICA INTL INC	Common Stock	66.365	**	2,320
CATO CORP CL A	Common Stock	48.116	**	973
CEDAR SHOPPING CTRS REIT	Common Stock	278.133	**	1,916
CELERA CORP	Common Stock	609.663	**	4,213
CENTURY BANCORP CL A NVTG	Common Stock	24.410	**	538
CEVA INC	Common Stock	149.042	**	1,917
CHECKPOINT SYSTEMS INC	Common Stock	149.981	**	2,287
CHILDRENS PL RETAIL STORE	Common Stock	133.610	**	4,409

		Subtotal		$70,416

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

CHINA SEC & SURVLLNCE TEC	Common Stock	276.373	**	$2,110
CIBER INC	Common Stock	518.126	**	1,788
CIRRUS LOGIC INC	Common Stock	473.707	**	3,231
CITIZENS SOUTH BANKING	Common Stock	32.455	**	149
CLEARWATER PAPER CORP	Common Stock	83.323	**	4,580
COCA COLA BOTTLING CO CON	Common Stock	6.748	**	365
CODORUS VALLEY BANCORP	Common Stock	23.647	**	121
COMMERCE BANCSHARES INC	Common Stock	34.931	**	1,353
COMMUNITY BANK SYS INC	Common Stock	27.121	**	530
COMPUTER TASK GROUP INC	Common Stock	112.662	**	902
COMSYS IT PARTNERS INC	Common Stock	107.967	**	960
BANCO LATINOAMERICANO COM	Common Stock	163.541	**	2,273
CONEXANT SYS INC	Common Stock	323.315	**	750
CRACKER BARREL OLD CTRY S	Common Stock	176.620	**	6,710
CRANE CO	Common Stock	285.650	**	8,747
CRAY INC	Common Stock	243.525	**	1,563
CROSS (A.T.) & CO CL A	Common Stock	39.461	**	206
CULLEN FROST BANKERS INC	Common Stock	27.579	**	1,379
CULP INC	Common Stock	44.713	**	446
CURTISS WRIGHT CORPORATIO	Common Stock	74.521	**	2,334
DDI CORP	Common Stock	12.011	**	59
DATALINK CORP	Common Stock	18.401	**	80
DELUXE CORP	Common Stock	402.219	**	5,949
ARGO GROUP INTL	Common Stock	224.736	**	6,549
DIGI INTERNATIONAL INC	Common Stock	186.596	**	1,702
DOLLAR FINANCIAL CORP	Common Stock	183.075	**	4,332
DOMTAR CORP	Common Stock	242.662	**	13,446
DUCKWALL-ALTO STORES INC	Common Stock	24.545	**	378
DUCOMMUN INC	Common Stock	78.628	**	1,471
ORTHOFIX INTL NV (NASDQ)	Common Stock	122.490	**	3,794
DUPONT FABROS TECH INC	Common Stock	199.505	**	3,589
DYNACQ HEALTHCARE INC	Common Stock	94.454	**	322

		Subtotal		$82,168

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

DYNAMICS RESEARCH CORP	Common Stock	59.851	**	$635
EDCI HLDGS INC	Common Stock	1.297	**	8
EV3 INC	Common Stock	177.207	**	2,364
EARTHLINK INC	Common Stock	812.847	**	6,755
EASTERN INSURANCE HLDGS	Common Stock	29.926	**	258
ECOLOGY & ENVIRONMEN CL A	Common Stock	27.579	**	414
EDUCATION REALTY TR INC	Common Stock	388.448	**	1,880
ELECTRONICS FOR IMAGING	Common Stock	30.219	**	392
EMULEX CORP	Common Stock	649.517	**	7,080
ENTERPRISE BANCORP INC	Common Stock	14.669	**	161
MONTPELIER RE HLDGS LTD	Common Stock	620.225	**	10,798
PLATINUM UNDERWRITERS HLD	Common Stock	326.718	**	12,510
EVANS BANCORP INC	Common Stock	13.672	**	154
EVOLVING SYSTEMS INC	Common Stock	57.387	**	359
EZCORP INC CL A NON VTG	Common Stock	77.273	**	1,330
FEI COMPANY	Common Stock	270.505	**	6,319
FAIR ISSAC CORP	Common Stock	348.547	**	7,428
FAIRCHILD SEMICON INTL	Common Stock	453.580	**	4,531
FEDERAL AGRI MTG NON VTG	Common Stock	61.553	**	430
FEDERAL SIGNAL CORP	Common Stock	339.745	**	2,066
FINANCIAL INSTITUTIONS	Common Stock	4.049	**	49
FINISAR CORP	Common Stock	44.008	**	393
FINISH LINE INC CL A	Common Stock	77.572	**	974
FIRST AMERICAN CORP CALIF	Common Stock	27.567	**	919
FIRST CITIZEN BANCSHARES	Common Stock	15.256	**	2,507
FIRST CHESTER COUNTY CORP	Common Stock	6.308	**	58
FIRST DEFIANCE FINL CORP	Common Stock	61.612	**	696
FIRST FINL BANKSHARES INC	Common Stock	17.603	**	961
FIRST FINANCIAL BANCORP	Common Stock	34.327	**	513
FIRSTMERIT CORP	Common Stock	73.823	**	1,487
FLEXSTEEL IND	Common Stock	0.411	**	4
FOSSIL INC	Common Stock	115.296	**	3,869
FRIEDMAN INDS INC	Common Stock	36.110	**	211
G & K SERVICES INC CL A	Common Stock	138.480	**	3,480

		Subtotal		$81,993

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

GP STRATEGIES CORP	Common Stock	18.718	**	$141
GS FINANCIAL CORP	Common Stock	0.587	**	9
GTSI CORP	Common Stock	35.735	**	178
GAYLORD ENTERTAINMENT CO	Common Stock	263.757	**	5,209
GENERAL COMM CL A	Common Stock	309.942	**	1,976
GENESCO INC	Common Stock	166.058	**	4,560
GERBER SCIENTIFIC INC	Common Stock	162.538	**	821
GLOBAL INDUSTRIES LTD	Common Stock	708.242	**	5,050
GOLDEN ENTERPRISES	Common Stock	77.455	**	272
GRAPHIC PACKAGING HLDGS C	Common Stock	213.529	**	741
HF FINL CORP	Common Stock	7.041	**	66
HRPT PROPERTIES TR REIT	Common Stock	1,454.625	**	9,586
HANCOCK HOLDING CO	Common Stock	50.463	**	2,210
HARBINGER GROUP INC	Common Stock	45.299	**	318
HARLEYSVILLE NATIONAL	Common Stock	242.944	**	1,565
HARLEYSVILLE SAVINGS FIN	Common Stock	19.346	**	265
HARMONIC INC	Common Stock	631.844	**	4,000
HARTE-HANKS INC	Common Stock	272.852	**	2,941
HARVARD BIOSCIENCES INC	Common Stock	191.290	**	683
HASTINGS ENTERTAINMENT	Common Stock	44.085	**	197
HAVERTY FURNITURE COS INC	Common Stock	100.046	**	1,374
HAWAIIAN HLDGS INC	Common Stock	394.902	**	2,764
HOPFED BANCORP INC	Common Stock	17.779	**	171
HORACE MANN EDUCATORS	Common Stock	291.629	**	3,645
HORIZON BANCORP INDIANA	Common Stock	22.298	**	365
HOT TOPIC INC	Common Stock	227.670	**	1,448
IMAGE SENSING SYSTEMS INC	Common Stock	6.701	**	78
INSIGHT ENTERPRISES INC	Common Stock	346.200	**	3,954
INNOSPEC INC	Common Stock	173.687	**	1,751
INTEGRATED SILICON SOLUTN	Common Stock	56.407	**	319
INTERLINE BRANDS INC	Common Stock	72.643	**	1,255
INTERNATIONAL BANCSHARES	Common Stock	34.620	**	655
INTERNATIONAL SHIPHOLDING	Common Stock	46.356	**	1,440
INTERPHASE CORP	Common Stock	45.769	**	117

		Subtotal		$60,124

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

INTERVEST BANCSHARES CL A	Common Stock	53.984	**	$177
INVACARE CORP	Common Stock	244.100	**	6,091
INTRICON CORP	Common Stock	16.559	**	50
INX INC	Common Stock	36.539	**	210
JDA SOFTWARE GRP INC	Common Stock	205.373	**	5,231
JACKSON HEWITT TAX SVCS	Common Stock	205.373	**	904
JEFFERSON BANCSHARES TENN	Common Stock	32.097	**	144
JEFFERSONVILLE BANCORP	Common Stock	8.626	**	82
JO-ANN STORES INC	Common Stock	184.659	**	6,692
JOS A BANKS CLOTHIERS INC	Common Stock	133.786	**	5,644
KAPSTONE PAPER & PCKGING	Common Stock	157.844	**	1,555
KELLY SERVICES INC CL A	Common Stock	209.134	**	2,495
KEWAUNEE SCIENTIFIC CORP	Common Stock	16.430	**	237
KEYNOTE SYSTEMS INC	Common Stock	104.447	**	1,140
KFORCE INC	Common Stock	119.116	**	1,489
KINDRED HEALTHCARE INC	Common Stock	296.323	**	5,470
KNOLOGY INC	Common Stock	210.654	**	2,307
LAKELAND INDUSTRIES INC	Common Stock	35.794	**	286
LAWSON SOFTWARE INC NEW	Common Stock	940.612	**	6,255
LAYNE CHRISTENSEN CO	Common Stock	130.089	**	3,735
LITHIA MOTORS INC CL A	Common Stock	18.190	**	150
MFRI INC	Common Stock	21.711	**	148
MARTEK BIOSCIENCES	Common Stock	242.926	**	4,601
MEDCATH CORP	Common Stock	117.943	**	933
MEDIA GENERAL CLASS A	Common Stock	21.711	**	170
MEDIACOM COMM CORP A	Common Stock	286.348	**	1,280
MEDICAL PPTY TR INC	Common Stock	353.241	**	3,603
MEDICINES CO	Common Stock	376.125	**	3,137
MEDICIS PHARMACEUTIC CL A	Common Stock	288.695	**	7,821
MENS WEARHOUSE INC	Common Stock	368.497	**	7,761
MENTOR GRAPHICS CORP	Common Stock	612.010	**	5,404
MERCURY COMPUTER SYS INC	Common Stock	21.095	**	232
MERRIMAC INDUSTRIES	Common Stock	4.460	**	71
MINDSPEED TECH INC	Common Stock	137.611	**	645

		Subtotal		$86,150

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

MISSION WEST PPTYS INC MD	Common Stock	157.257	**	$1,154
MODUSLINK GLOBAL SOLUTIONS	Common Stock	75.642	**	712
MONROE BANCORP	Common Stock	27.755	**	166
MOTORCAR PARTS OF AMERICA	Common Stock	73.934	**	344
MUTUALFIRST FINANCIAL INC	Common Stock	0.827	**	5
NB & T FIN GROUP INC	Common Stock	20.537	**	345
NATIONAL PENN BANCSHARES	Common Stock	176.620	**	1,023
NATIONAL TECHNICAL SYS	Common Stock	6.455	**	35
NATIONAL WESTERN LIF CL A	Common Stock	0.469	**	82
NATURAL ALTERNATIVES INTL	Common Stock	34.033	**	262
NAVIGANT CONSULTING INC	Common Stock	370.844	**	5,511
NESS TECHNOLOGIES INC	Common Stock	309.232	**	1,515
NEUROCRINE BIOSCIENCES	Common Stock	145.521	**	396
NEW HAMPSHIRE THRIFT BANC	Common Stock	35.794	**	347
NEWMARKET CORP	Common Stock	72.761	**	8,378
NORTHEAST BANCORP	Common Stock	9.987	**	84
NORTHRIM BANCORP INC	Common Stock	47.494	**	802
NOVAMED INC	Common Stock	150.802	**	585
NU SKIN ENTERPRISES CL A	Common Stock	357.935	**	9,618
NUTRACEUTICAL INTL CORP	Common Stock	36.850	**	456
OSI SYSTEMS INC	Common Stock	120.876	**	3,298
ODYSSEY HEALTHCARE INC	Common Stock	247.034	**	3,849
ON ASSIGNMENT INC	Common Stock	262.877	**	1,880
ONE LIBERTY PROPERTIES	Common Stock	69.164	**	622
OPLINK COMMUNICATIONS INC	Common Stock	150.215	**	2,462
OVERHILL FARMS INC	Common Stock	119.703	**	582
OVERSTOCK.COM INC DEL	Common Stock	119.116	**	1,615
PC CONNECTION INC	Common Stock	72.761	**	491
PC MALL INC	Common Stock	83.323	**	435
PC TEL INC	Common Stock	58.032	**	344
PMA CAP CORP CL A	Common Stock	238.232	**	1,501
PACIFIC PREMIER BANCORP	Common Stock	0.293	**	1
PAR PHARMACEUTICALS COS	Common Stock	244.927	**	6,628
PARAMETRIC TECH CORP	Common Stock	604.969	**	9,885

		Subtotal		$65,413

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

PARKWAY PROPERTIES - REIT	Common Stock	162.538	**	$3,384
PEOPLES BANCORP OF NC	Common Stock	11.736	**	60
PEP BOYS-MANNY MOE & JACK	Common Stock	352.901	**	2,986
PERICOM SEMICONDUCTOR	Common Stock	17.404	**	201
PERVASIVE SOFTWARE INC	Common Stock	116.182	**	560
PHARMERICA CORP	Common Stock	182.840	**	2,904
POLARIS INDUSTRIES INC	Common Stock	140.827	**	6,144
PORTER BANCORP INC	Common Stock	20.948	**	319
PREMIER FINANCIAL BANCORP	Common Stock	26.481	**	177
PREMIERE GLOBAL SVCS INC	Common Stock	454.754	**	3,752
PRESTIGE BRANDS HLDGS INC	Common Stock	87.313	**	686
PRIMORIS SVCS CORP	Common Stock	27.285	**	218
PROGRESS SOFTWARE CORP	Common Stock	327.423	**	9,564
PROSPERITY BANCSHARES INC	Common Stock	77.455	**	3,147
QCR HOLDINGS INC	Common Stock	29.339	**	246
QAD INC	Common Stock	92.711	**	567
QC HOLDINGS INC	Common Stock	25.818	**	124
QUADRAMED CORP	Common Stock	52.810	**	443
QUEST SOFTWARE INC	Common Stock	503.873	**	9,271
RADIAN GROUP INC	Common Stock	403.704	**	2,951
RAMCO-GERSHENSON PPTYS
TR	Common Stock	196.571	**	1,907
RED LION HOTEL CORP	Common Stock	93.298	**	461
REGAL-BELOIT CORP	Common Stock	46.942	**	2,446
REGIS CORPORATION	Common Stock	314.513	**	4,897
REHABCARE GROUP INC	Common Stock	138.480	**	4,214
REPUBLIC BANCORP KY CL A	Common Stock	11.736	**	243

		Subtotal		$61,872

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

RETAIL VENTURES INC	Common Stock	191.290	**	$1,701
REVLON INC CL A	Common Stock	147.282	**	2,505
REWARDS NETWORK INC	Common Stock	1.760	**	22
RICHARDSON ELECTRONICS	Common Stock	111.488	**	653
ROCK TENN COMPANY CL A	Common Stock	12.504	**	630
ROCKWOOD HOLDINGS INC	Common Stock	179.560	**	4,229
RUBY TUESDAY INC	Common Stock	486.440	**	3,502
RURBAN FINANCIAL CORP	Common Stock	8.215	**	56
SL INDUSTRIES INC	Common Stock	43.304	**	363
S1 CORP	Common Stock	372.605	**	2,429
SVB FINL GROUP	Common Stock	51.637	**	2,153
SABA SOFTWARE INC	Common Stock	129.443	**	536
SAIA INC	Common Stock	3.485	**	52
SANFILIPPO (JOHN B) & SON	Common Stock	13.613	**	212
SAVANNAH BANCORP INC	Common Stock	38.727	**	310
SCHIFF NUTRITION INTL INC	Common Stock	86.192	**	674
SEABOARD CORP	Common Stock	2.687	**	3,625
SEACHANGE INTL INC	Common Stock	239.406	**	1,573
SECURITY NATL FINL CL A	Common Stock	18.894	**	67
SHOE CARNIVAL	Common Stock	0.587	**	12
SIFCO	Common Stock	27.579	**	394
SKYWEST INC	Common Stock	417.787	**	7,086
SKYWORKS SOLUTIONS INC	Common Stock	1,225.781	**	17,394
SONIC CORP	Common Stock	418.960	**	4,219
SONICWALL INC	Common Stock	404.877	**	3,081
SPAN-AMERICA MED SYS INC	Common Stock	16.659	**	267
SPARTAN MOTORS INC	Common Stock	241.166	**	1,358
STAMPS.COM INC	Common Stock	83.909	**	755
STANDARD REGISTER CO	Common Stock	133.199	**	679
STARRETT L S CO CL A	Common Stock	23.295	**	205
STEELCASE INC CLASS A	Common Stock	429.757	**	2,750
STEPAN CO	Common Stock	55.744	**	3,613
STRATTEC SEC CORP	Common Stock	13.537	**	250
STUDENT LOAN CORP	Common Stock	23.113	**	1,076
SUPERIOR UNIFORM GROUP	Common Stock	12.874	**	126
SUREWEST COMMUNICATIONS	Common Stock	107.967	**	1,075
SYNTA PHARMACEUTICALS	Common Stock	1.174	**	6
SYNIVERSE HOLDINGS INC	Common Stock	42.207	**	738

		Subtotal		$70,376

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

SYSTEMAX INC	Common Stock	29.562	**	$464
TESSCO TECHNOLOGIES INC	Common Stock	31.246	**	504
TF FINANCIAL CORP	Common Stock	8.215	**	156
TECHTEAM GLOBAL INC	Common Stock	32.273	**	246
TECHE HOLDING COMPANY	Common Stock	14.083	**	447
TEKELEC	Common Stock	471.770	**	7,209
TIBCO SOFTWARE INC	Common Stock	1,211.112	**	11,663
TIMBERLAND BANCORP INC	Common Stock	2.171	**	10
TIMBERLAND CO CL A	Common Stock	326.249	**	5,850
TOLLGRADE COMM INC	Common Stock	47.529	**	290
TOMPKINS FINANCIAL CORP	Common Stock	7.628	**	309
TOWN SPORTS INTL HLDGS	Common Stock	146.108	**	340
TRAVELZOO INC	Common Stock	25.378	**	312
TREE COM INC	Common Stock	48.116	**	440
TRIMAS CORP	Common Stock	15.262	**	103
TRIQUINT SEMICONDUCTOR	Common Stock	985.789	**	5,915
TRIUMPH GROUP INC	Common Stock	123.810	**	5,974
TUTOR PERINI CORP	Common Stock	194.811	**	3,522
UFP TECHNOLOGIES INC	Common Stock	36.380	**	236
UMB FINANCIAL CORP	Common Stock	39.314	**	1,554
USA TRUCK INC	Common Stock	34.995	**	438
ULTRATECH INC	Common Stock	163.125	**	2,424
UNICO AMERICAN CORPORATIO	Common Stock	16.430	**	170
UNIFIRST CORP	Common Stock	105.620	**	5,085
UNISYS CORP NEW	Common Stock	139.653	**	5,385
UNITED BANCSHARES OHIO	Common Stock	15.192	**	140
UNITED ONLINE INC	Common Stock	564.481	**	4,059
UNITED STATIONERS INC	Common Stock	177.207	**	10,074
UNITRIN INC	Common Stock	136.878	**	3,018
UNIVERSAL AMERICAN CORP	Common Stock	201.547	**	2,358
UNIVERSAL ELECTRONICS INC	Common Stock	49.289	**	1,145
VALLEY NATL BANCORP	Common Stock	79.479	**	1,138
VICON INDUSTRIES INC	Common Stock	30.513	**	161
WARNACO GROUP INC	Common Stock	319.208	**	13,467
WATTS WATER TECH INC CL A	Common Stock	169.168	**	5,231
WAUSAU PAPER CORP	Common Stock	326.249	**	3,784

		Subtotal		$103,621

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2009
(Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

WAYSIDE TECH GROUP INC	Common Stock	23.236	**	$185
WEB.COM GROUP INC	Common Stock	0.405	**	3
WET SEAL INC CL A	Common Stock	639.589	**	2,207
WHITE RIVER CAPITAL INC	Common Stock	5.868	**	66
WILLIS LEASE FINANCE CORP	Common Stock	21.593	**	324
WINN DIXIE STORES INC	Common Stock	28.036	**	281
WORLD ACCEPTANCE CORP	Common Stock	121.463	**	4,352
WORLD FUEL SERVICES CORP	Common Stock	410.745	**	11,019
ZORAN CORP	Common Stock	369.847	**	4,087
Fidelity Investment Co.	Fidelity Institutional Money Market Portfolio	3,603,193.5	**	3,603,193
	Fidelity Diversified International Fund	64,306.031	**	1,800,569
T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund	77,739.989	**	2,547,539
The Capital Group Companies	American Funds EuroPacific Growth R5	69,031.529	**	2,642,527
Columbia Wanger Asset Management, LP	Columbia Acorn Fund, Class Z	119,649.743	**	2,952,956
Pacific Investment Management Company	PIMCO Total Return Fund - Institutional Fund	180,128.580	**	1,945,389
SSgA Funds Management, Inc.	SSgA Flagship 500 Index Fund Series A	N/A	**	2,038,567
SSgA Funds Management, Inc.	SSgA R2000 Index Fund	N/A	**	4,006
SSgA Funds Management , Inc.	SSgA EAFE Index Fund	N/A	**	11,250
SSgA Funds Management, Inc.	SSgA Aggregate Bond Index Fund	N/A	**	3,704
SSgA Funds Management, Inc.	SSgA Government Short-Term Investment Fund	N/A	**	11,649
DAILY EAFE INDEX NL SERIES FD	Common Collective Trusts	N/A	**	450,230
DFA INVT DIMENSIONS GRP INC
EMERGING MKTS VAL PORT	Registered Investment Companies	N/A	**	68,816
EUROPAC GROWTH FD CL R 5	Registered Investment Companies	N/A	**	449,716
PIMCO TOTAL RETURN FD INSTL CL	Registered Investment Companies	N/A	**	242,874
SSGA STIF MONEY MARKET MUTUAL
FUND LINKED 86199E9B7	Common Collective Trusts	N/A	**	8,962
STATE STR BK + TR CO INVT FDS BD
MKT FD SER A	Common Collective Trusts	N/A	**	241,202
STATE STR BK + TR CO INVT FDS
RUSSELL 2000 INDEX FD SER A	Common Collective Trusts	N/A	**	505,793
STATE STR BK + TR CO INVT FDS S+P
500 FLAGSHIP NON LENDING	Common Collective Trusts	N/A	**	1,487,413
TIPS INDEX FUND SER FD C	Common Collective Trusts	N/A	**	121,371
WELLINGTON TR CO NATL ASSN COL
MUTUAL FUND	Common Collective Trusts	N/A	**	112,090
Participant Loans	Interest rates ranging from 4.5% to 10.5% with
	maturities through 2034		*	1,873,586

		Subtotal		$23,145,926

		Grand Total		$42,913,178

*	Denotes a party-in-interest to the Plan.
**	Cost is not required for participant directed investment.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned hereunto duly authorized.

The Merck Puerto Rico Employee Savings and Security Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President and Treasurer

June 29, 2010

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	24